www.comtechtel.com
68 South Service Road ♦ Melville, New York 11747
Telephone (631) 962-7000 ♦ Fax (631) 962-7001

March 9, 2010

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Comtech Telecommunications Corp.
Form 10-K for the year ended July 31, 2009 (the “Form 10-K”)
Filed September 23, 2009
File No. 0-07928

Dear Mr. Spirgel,

I am responding to your letter dated February 2, 2010 offering comments on the above-referenced filing (the “Comment Letter”).  To facilitate your review, I have repeated your original comments in the Comment Letter as set forth below in bold type and have listed the Company’s corresponding response below it in ordinary type.

Backlog, page 15

1. If true, please clarify to state that the backlog amounts disclosed are firm and for government contracts, such amounts are funded and the contracts are awarded and signed. Otherwise, disclose the value of backlog orders that you believe to be firm (including nature and amounts of government orders that are firm but not yet funded and the contracts awarded but not yet signed), as of a recent date and as of a comparable date in the preceding fiscal year. Additionally, please disclose segment backlog if material to the understanding of the business taken as a whole. Refer to Item 101 (c)(l)(viii) and related Instruction as set forth in Regulation S-K.

Response

We confirm that as of July 31, 2009, our backlog consists solely of orders that we believe to be firm. We confirm that backlog for U.S. government orders is derived from U.S. government contracts that have been awarded, signed and funded. For clarity, in future Form 10-K filings, in addition to our existing disclosures relating to backlog and government contracts, we will include an affirmative statement as follows:

“Our backlog consists solely of orders that we believe to be firm. Backlog that is derived from U.S. government orders relates to U.S. government contracts that have been awarded, signed and funded.”

We note that in addition to disclosing our total backlog of approximately $549.8 million as of July 31, 2009, our Form 10-K discloses that $438.2 million of our total backlog relates to our mobile data communications segment, of which a substantial portion is for the shipment or the inclusion of new MTS ruggedized computers and related accessories (see page 43 of our Form 10-K).  The remainder of our backlog as of July 31, 2009, $111.6 million (which can be arithmetically calculated by a reader of our Form 10-K), relates to our two other segments and we believe that disclosure of such amounts by each of these two segments is not material to an understanding of our business, taken as a whole. The $111.6 million primarily consists of orders for our telecommunications transmission and RF microwave amplifier segments’ products. As described in our Form 10-K, these products, which include our satellite earth station modems and satellite earth station traveling wave tube amplifiers, respectively, generally have short lead times and are extremely subject to short-term fluctuations in customer demand. As we have disclosed in our Form 10-K, on page 43, bookings, sales and profitability for each of these two segments can fluctuate dramatically from period-to-period. If future circumstances, such as the receipt of a large material telecommunications transmission or RF microwave amplifiers segment contract, lead us to conclude that disclosing the specific amount of backlog for our remaining individual segments is material to an understanding of our business, taken as a whole, we will disclose backlog by segment.

Evaluation of Disclosure Controls and Procedures, page 58

2. Please confirm, if true, that your management concluded that your disclosure controls and procedures were "effective" as of the end of the fiscal year. In future filings, please include disclosure clearly stating management's conclusion regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K.

Response

Based on the evaluation of disclosure controls and procedures, described in Part II – Item 9A. Controls and Procedures (see page 58 of our Form 10-K), we confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by the report, to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Commencing with our Report on Form 10-Q filed on March 3, 2010, we have and in future filings will specifically state in Item 4. Controls and Procedures whether, based on an evaluation of disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by the report, to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(c) Revenue Recognition, page F-9

3. Please expand your disclosure to include your basis for stating amounts related to contracts in progress, including policies with respect to accounting for indirect costs. Refer to ASC 912-235-50-1.

Response

For the Staff’s convenience, we note that we disclosed our policy relating to work-in-process inventory in Note “(1)(e) Inventories” on page F-11 of our Form 10-K. Although not specifically clarified in our Form 10-K, our work-in-process inventory includes amounts related to our contracts-in-progress.  Commencing with our Report on Form 10-Q filed on March 3, 2010, we have and in future filings will make such clarification. Also, commencing with our Report on Form 10-Q filed on March 3, 2010, to expand our disclosures as requested, we have and in future filings will note in our revenue recognition accounting polices that amounts related to contracts-in-progress do not include indirect costs, such as general and administrative, which are charged to expense as incurred and are not included in our work-in-process (including our contracts-in-progress) inventory or cost of sales.

(2) Acquisitions, page F-17

4. We note that on a pro forma basis, your total revenues for the year ended July 31, 2008 would have been $682 million, had you acquired Radyne at the beginning of that fiscal year. Please clarify the disclosure in your MD&A to state why despite a full year of operations following its acquisition, Radyne did not appear to positively impact your sales. In this regard, we note your disclosures in the second and third paragraphs on page 19.

Response

When comparing our actual fiscal 2009 revenues of $586.4 million to pro-forma fiscal 2008 revenues of $682.4 million, we believe it is important to note that our consolidated sales in fiscal 2009 reflect significantly lower sales of our legacy Movement Tracking Systems (“MTS”) products which are included in our mobile data communications segment. In this regard, we also note that we received over $378.7 million of orders for new MTS equipment for which the substantial majority could not be shipped in fiscal 2009. We discussed these shipment delays in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 45 of our Form 10-K as follows:

In January 2009, we received a $281.5 million purchase order from the U.S. Army for new MTS third-party produced ruggedized computers and related accessories. This order is the single largest order received in our history. In addition, in April 2009, we received an order for $97.2 million for the supply of MTS systems which include both mobile satellite transceivers and MTS third-party ruggedized computers. Except for some nominal deliveries we made late in fiscal 2009, the U.S. Army has requested these orders be delivered during fiscal 2010.

Based on the foregoing disclosures, we believe that a reader of our MD&A can readily conclude that had we been able to ship more than just a nominal amount of our MTS orders for new equipment in fiscal 2009, our actual revenues in fiscal 2009 would have easily met or even exceeded the $682.4 million of pro-forma fiscal 2008 revenues.

We did, in our Form 10-K, qualitatively describe how the Radyne acquisition positively impacted our sales results for fiscal 2009. As described in our Form 10-K, amidst the most challenging global economic environment in decades, in fiscal 2009, Comtech and Radyne delivered combined sales of $586.4 million.  Notwithstanding the MTS shipment delays, this was a record amount of sales for Comtech and was clearly attributable to the positive impact of the Radyne acquisition, which was offset by a decline in MTS shipments. In this regard, we refer you to the below disclosure which is in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 45 of our Form 10-K, and explains the positive impact that Radyne had on our sales:

Consolidated net sales were $586.4 million and $531.6 million for fiscal 2009 and fiscal 2008, respectively, representing an increase of $54.8 million, or 10.3%. The year-over-year increase in net sales is primarily attributable to our acquisition of Radyne which significantly benefited both our telecommunications transmission and RF microwave amplifiers segments. As further discussed below, these increases were partially offset by a significant decline in shipments by our mobile data communications segment to the U.S. Army, pursuant to their request. (Emphasis added.)

We did not specifically quantify the amount of Radyne sales included in our fiscal 2009 results because we do not view Radyne-branded product sales as a meaningful distinct measure of our performance. As discussed in detail in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” on pages 39 and 40 of our Form 10-K, within the first few days following the acquisition, we integrated many of Radyne’s functions and products into our existing similar operations. We note the following disclosure in our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 39:

Our combined satellite earth station sales and marketing team now offers current and prospective customers an expanded one-stop shopping approach by providing them the opportunity to buy Comtech and/or Radyne branded products. In addition, we are continuing to integrate and share technology across our product lines. These strategies have resulted in individual brands becoming less distinguishable and historical sales patterns and mix less relevant. As a result, we believe that period-to-period comparisons of individual brands as indicators of our performance are not meaningful.

In conclusion, we believe our disclosures in our Form 10-K provide a reader with an understanding that (i) total Company revenues in fiscal 2009 were adversely impacted by our MTS customer’s delivery requirements for MTS orders received in fiscal 2009, (ii) the Radyne acquisition clearly benefited fiscal 2009 sales in both our telecommunications transmission and RF microwave amplifiers segments, and (iii) but for the impact of those aforementioned MTS delivery requirements, revenues in fiscal 2009 would have easily met or even exceeded the $682.4 million of pro-forma combined fiscal 2008 revenues.

13. Customer and Geographic Information, page F-28

5. Please disclose revenues attributed to foreign countries in total and your basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Response

Note 13 of our audited consolidated financial statements, included in our Form 10-K on page F-28, discloses the percentage of our consolidated net sales that are derived from all foreign customers. This percentage is noted in the “international” total line and enables a reader who desires the information to arithmetically calculate the dollar amount of international or foreign sales. Nevertheless, at the Staff’s request, commencing with our Report on Form 10-Q filed on March 3, 2010, we have and in future filings will, in addition to this percentage, disclose the actual dollar amount of such revenues attributable to our international customers in total.

In our Form 10-K, we did not disclose sales to any individual country, other than the U.S., because such sales were individually immaterial.  In this regard, we note that sales to any individual foreign country did not exceed 2.5% of our consolidated net sales for any of the three fiscal years ended July 31, 2009, 2008 or 2007.

In attributing revenues to individual international countries, we include both direct sales to such countries as well as indirect sales to customers for known inclusion in products that will be sold to such countries. This is the same basis that we use to attribute revenues to international customers in total and is also what we disclosed as our policy in Note 13 of our audited consolidated financial statements included in our Form 10-K.

Commencing with our Report on Form 10-Q filed on March 3, 2010, we have and in future filings will clarify that our policy relating to international sales also applies to attributing sales to individual foreign countries.  We will also disclose sales to individual countries in future filings, if required.

Valuation and Qualifying Accounts and Reserves, page S-1

6. Please tell us and disclose in your MD&A why your provision for inventory reserves in 2009 more than doubled over 2008.

Response

It is important to note that our inventory provision in fiscal 2008 does not include any amounts associated with the Radyne acquisition, which as discussed in our Form 10-K, was completed on August 1, 2008 (the beginning of our 2009 fiscal year).

With that in mind, the following table details the increase in our inventory provision (dollars in millions):

Provision for fiscal year ended July 31, 2008	$2.4
Incremental provision	2.1	(a)
Write-down associated with discontinued products	1.2	(b)
Provision for fiscal year ended July 31, 2009	$5.7

(a)
As disclosed on page 47 of our Form 10-K, we regularly review our inventory and record a provision for excess and obsolete inventory based on historical and projected usage assumptions. Given the overall decline in the economy that occurred in fiscal 2009 and which was anticipated to continue in fiscal 2010, our provision for inventory reserves increased accordingly. As noted above, this amount includes incremental provision for Radyne inventory, which we acquired on August 1, 2008 (the beginning of our 2009 fiscal year).

(b)
As disclosed on page 47 of our Form 10-K, we recorded a total of $1.2 million related to the write-down of inventory to net realizable value associated with our decision, in July 2009, to no longer offer video encoder and decoder products or market fiberglass antennas to commercial broadcast customers.

On the basis of the foregoing, we believe our MD&A disclosures provide a reader with the key elements of the increase in our provision for inventory reserves in fiscal 2009.

Form 10-Q for the quarterly period ended October 31, 2009 Critical Accounting Policies

7. We note your statement that if you are not successful in achieving your expected sales levels (including sales associated with your Radyne acquisition and your MTS and BFT contracts), your goodwill may become impaired in future periods. In addition, we note that a substantial majority of your sales in the mobile data communications segment have historically come from, and are expected to be derived in the future from sales relating to your MTS and BFT contracts. However, you disclose on page 29 that your MTS and BFT contracts are currently near ceiling limits and there can be no assurance that you will ultimately receive a contract ceiling increase, contract extension or be awarded a new contract. Please tell us how you considered these contracts in your goodwill impairment analysis performed in the first quarter of fiscal 2010.

Response

By way of background, we have been providing MTS products and services to the U.S. Army for more than a decade and BFT products and services to the U.S. Army since 2004.  Since 1999, substantially all of our MTS and BFT related contracts have been indefinite delivery indefinite quantity (“IDIQ”) contracts which can be cancelled at any time and which do not obligate the U.S. Army to place any orders with us.  Nevertheless, as disclosed on page 7 of our Form 10-K, we have received in excess of $1.2 billion in combined cumulative orders from the U.S. Army pursuant to these programs.

In order to provide the Staff with some context regarding the potential impact of a goodwill impairment, we note that as disclosed on page F-33 of our Form 10-K, of the $149.3 million of goodwill on our consolidated balance sheet at July 31, 2009, only $11.9 million is allocated to the mobile data communications reporting unit whose operating results would be negatively impacted by the failure to obtain MTS or BFT contract ceiling increases, contract extensions or new contract awards.  As of January 31, 2010, the $11.9 million of goodwill represents approximately 1% of our total assets.

Similar to the analyses we have performed since August 1, 2001 (the date we first performed our annual impairment testing), in our goodwill impairment testing, we considered the possibilities that we would not be awarded MTS or BFT contract ceiling increases, contract extensions or new contract awards. In this regard, for fiscal 2010, we performed two specific analyses to consider future revenues and cash flows relating to MTS and BFT.

These two specific analyses assumed projected revenue declines of approximately 21% and 65%, respectively, from current levels and assumed that sales would remain approximately at these drastically reduced levels for the entire period projected. We performed these analyses in order to evaluate the sensitivity of our fair value calculations. The first analysis, which considered a revenue decline of 21%, resulted in an excess of fair value over total asset book value of approximately 200%.  The second analysis, which considered a revenue decline of 65%, resulted in an excess of fair value over total asset book of approximately 5%. In both cases, we passed the first part of the impairment test.

We consider the second analysis referred to above as unlikely since we assume that we will receive a contract ceiling increase, contract extension or new contract award from the U.S. Army for at least one, if not both of these programs.  Thus, we believe future sales and related cash flows would, in total, exceed the 65% decline that we considered in our second scenario. This is because the U.S. Army has publicly stated a number of objectives relating to the MTS and BFT programs, which indicate to us that the long-term demand for MTS and BFT products will remain strong. In this connection, we note that subsequent to the filing of our Form 10-K, in February 2010 and as disclosed in our Report on Form 10-Q filed on March 3, 2010, we received an important $27.5 million BFT contract ceiling increase, confirming our views of the likelihood of our continuing participation in these programs.

As discussed in our Form 10-K, in February 2009, the U.S. Army issued a Request for Information for a next-generation MTS, which seeks an upgradeable solution for over 100,000 users. Also, in April 2009, the U.S. Army announced a Market Survey seeking sources for Blue Force Tracking-2 (“BFT-2”), a next generation BFT program in which the U.S. Army intends to procure 100,000 BFT-2 transceivers.

Although we also believe that a total loss of MTS and BFT sales and related cash flows is unlikely, we acknowledged on page 41 of our Form 10-K that if we are not successful in achieving our expected sales levels (including sales associated with our MTS and BFT contracts), our goodwill may become impaired in future periods. We believe that such disclosure appropriately alerts a reader of our Form 10-K to the fact that our goodwill analysis is sensitive to the level of MTS and BFT sales.

With a view to providing even greater transparency regarding that sensitivity, however, commencing with our Report on Form 10-Q filed on March 3, 2010, we have and in future filings will enhance our disclosures relating to goodwill in our discussion of “Critical Accounting Policies” as follows:

…we are currently competing for next-generation MTS and BFT contracts. We believe that we will continue to generate significant revenues from both the MTS and BFT programs for the foreseeable future. If we do not secure contract ceiling increases or we are not awarded new contracts for both the MTS and BFT next-generation programs, we may need to perform an interim impairment test relating to the $11.9 million of goodwill that is recorded in our mobile data communications segment. In addition, in the future, unless there are other indicators of impairment, such as a significant adverse change in our future financial performance, our next impairment review for goodwill will be performed and completed in the first quarter of fiscal 2011. Any impairment charges that we may take in the future could be material to our results of operations and financial condition.

Determination of Salary and Non-equity Incentive Plan Awards for Fiscal 2009, page 19

8. We note your disclosure on pages 20 and 21 that annual incentives for Mr. Porcelain were based upon operating profit and free cash flows relating to the company as a whole and that Mr. Kapelus’ [sic] award is based in part upon “financial performance goals related to consolidated operating profit and free cash flow.”  It appears that these goals consist of financial-statement line items or other publicly disclosed figures.  Therefore, please disclose the specific performance goals in future filings, including threshold, target and maximum levels for each performance goal.  To the extent you believe that disclosure of the objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  Please note, however, that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

Response

We refer to our counsel’s letter to Michele Anderson, Legal Branch Chief, on May 2, 2008 and our counsel’s May 14, 2008 letter to you, which provided a detailed explanation of the Company’s conclusion that disclosure of the objectives of certain targets are not required because it is not material and, if disclosed, would result in competitive harm to the registrant. For performance goals that are not based on company-wide performance targets, we believe our prior explanations and conclusions are equally relevant to the fiscal 2009 Proxy Statement.

For the performance goals that your comment refers to, which are based on company-wide performance metrics, we intend to disclose in future filings both the goals and the level of actual achievement, provided actual company results have already been reported and we are able to conclude that disclosure of such company-wide performance goals is not likely to result in competitive harm to the Company.

9. We note that the target maximum payouts for your named executive officers are based on percentages of non-GAAP pre-tax profits.  Although you disclose the maximum percentage of pre-tax profits that may be awarded to each named executive officer, you do not disclose the dollar value such percentage represents.  In order to provide context for your disclosure, in future filings please clarify the dollar value represented by the percentages of pre-tax profit that may be paid to each named executive officer.

Response

Our 2000 Stock Incentive Plan – Amended and Restated and Effective October 18, 2009 (see page B-13 in our fiscal 2009 Proxy Statement) provides a limitation of awards that may be payable in any given fiscal year. We disclosed on page 26 of our fiscal 2009 Proxy Statement that this limitation was equal to an annual limit of $4.0 million, plus the unused portion of the annual limit in previous years.  Also, and importantly, we note that on page 17 of our fiscal 2009 Proxy Statement we disclosed that, effective August 1, 2009, our Executive Compensation Committee (the “ECC”) adopted guidelines limiting the dollar amount of non-equity incentive plan awards payable to each of our named executive officers (“NEOs”) to a percentage of salary that ranges from 300% to 500% of base salary.

In future filings, the Company will disclose the applicable maximum limitation on non-equity incentive awards (including providing such amounts in the Grants of Plan-Based Award Table).

In our fiscal 2009 Proxy Statement, we disclosed the maximum pre-specified percentage of pre-tax profits that each NEO could earn as an annual incentive award for fiscal 2009, the actual percentage of pre-tax profits paid out to the NEO, and the dollar amount of that payout.  Arithmetically, this information was sufficient to allow a reader to calculate the potential dollar amount of the maximum pre-specified percentage of pre-tax profits of the NEO.  To add context to our discussion in future filings we will provide the dollar amount corresponding to the maximum pre-specified percentage of pre-tax profits that each NEO may earn.

Determination of Salary and Non-equity Incentive Plan Awards for Fiscal 2009, page 19

10. We note your use of “free cash flow,” a non-GAAP measure, to determine your non-equity incentive plan awards.  If this measure is used in future periods, please expand your disclosure in future filings to explain how this measure is calculated.

Response

In future filings, to the extent we use “free-cash flow,” a non-GAAP measure, we will disclose how the measure is calculated.

11. We note that your disclosure in this section references the maximum annual incentive award for your named executive officers.  However, this disclosure does not indicate the targets for such incentive awards, which are discussed on pages 27-29.  In order to clarify all of the factors considered by your compensation committee, in future filings please expand your disclosure in this section to identify both your target and maximum annual incentive goals for each named executive officer, as applicable.

Response

We note the Staff’s request that we should expand our disclosure relating to the target annual incentive goals for each NEO. Although we acknowledge that the Company prepares an annual financial and operating plan which serves as the basis for the establishment of non-equity incentive goals, because our targeted annual incentive is focused on the rate of pre-tax profit, the targeted amount can fluctuate between $1.00 and the lesser of the annual limitation that applies under the 2000 Stock Incentive Plan or the recently adopted percentage of salary guidelines (see the Company’s response above to the Staff’s Comment No. 9). At the same time, we note that the ECC retains full negative discretion and, therefore, the ultimate amount of non-equity incentive plan compensation payable to any NEO could be reduced to zero.

We have disclosed the pre-specified percentage of pre-tax profit (as defined and as applicable for each NEO) that could potentially be earned as an annual incentive by each NEO, and we also have disclosed that the ECC can utilize its negative discretion. However, in future filings, we will enhance our disclosures:

•
To indicate the maximum amount of non-equity incentive plan compensation payable in any given year (including providing such amounts in the Grants of Plan-Based Award Table). These amounts will be based on the applicable limitation under the 2000 Stock Incentive Plan or the recently adopted percentage-of-salary guidelines which are discussed above in the Company’s response to the Staff’s Comment No. 9.

•
To indicate the dollar amount of annual incentive that was potentially payable based on the NEO’s pre-specified percentage of pre-tax profit, within the contemplation of our ECC at the time of establishment of the original annual incentive goals and potential payouts (see page 18 in our fiscal 2009 Proxy Statement) based on our operating plan and assuming that Company performance for the year was at target levels.  In this regard, we will explain more clearly how, for those other performance goals that the ECC in some cases uses as a basis for exercising its negative discretion, the target levels of performance for those goals with specified targets (e.g., operating profit and free cash flow, as discussed above) would have translated into a target level of payout less than the maximum payout level under the pre-specified percentage of pre-tax profits.

We would note, however, that the ECC retains negative discretion to pay out amounts less than the NEO’s pre-specified percentage of pre-tax profits, which the ECC may  exercise based on the level of achievement of those other performance goals (e.g., operating profit or free cash flow, as discussed above) or otherwise in its discretion.

Summary Compensation Table for Fiscal 2009, 2008 and 2007 . . . , page 25

12. We note that the compensation committee exercised its discretion to increase the amount of the annual incentive award that would have otherwise been granted to Mr. Porcelain based on his achievement of the fiscal 2009 performance measures.  The entire $270,000 award is disclosed as non-equity incentive plan compensation in your summary compensation table.  Amounts paid over and above amounts earned by meeting the performance measure in a non-equity incentive plan should be reported in the bonus column of the summary compensation table.  See our Compliance and Disclosure Interpretation 119.02 on Regulation S-K, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  Please indicate your understanding of this requirement.

Response

As discussed on page 17 of our fiscal 2009 Proxy Statement, our non-equity incentive plan is designed to ensure that the CFO’s incentives are not solely tied to the achievement of annual operating results.  In this regard, our non-equity incentive compensation plan is designed to provide a maximum payout equal to a pre-set percentage of pre-tax profit which the ECC could reduce should it choose to exercise any negative discretion.  It is important to clarify that the ECC did not use its discretion to increase the amount of annual incentive award that would have otherwise been payable to Mr. Porcelain; rather, consistent with our disclosure on page 20, the ECC determined not to exercise its full negative discretion relative to the actual performance on pre-set performance goals.

In Mr. Porcelain’s case, the maximum amount of bonus that could have been awarded for fiscal 2009 was $444,073. Although, as noted on page 20 of our fiscal 2009 Proxy Statement, the ECC did not use its negative discretion to reduce Mr. Porcelain’s bonus award to $64,593 (the actual amount based on the level of achievement of the pre-set performance goals), the ECC did use its discretion to reduce the maximum amount to $270,000 which was ultimately awarded to Mr. Porcelain.  Consistent with our non-equity incentive plan and the Staff’s Compliance and Disclosure Interpretation 119.02 on Regulation S-K, we believe this amount was properly shown in our Summary Compensation Table.  We note that Interpretation 119.02 states in pertinent part that:

[A]mounts earned under a plan that meets the definition of a non-equity incentive plan, but that permits the exercise of negative discretion in determining the amounts of bonuses, generally would still be reportable in the Non-equity Incentive Plan Compensation column (column (g)).  The basis for the use of various targets and negative discretion may be material information to be disclosed in the Compensation Discussion and Analysis.

Had the ECC awarded Mr. Porcelain an amount in excess of $444,073, this excess amount would have been reported in the bonus column of the Summary Compensation Table. Based on our plan design and consistent with Interpretation 119.02, we believe our presentation in the 2009 Summary Compensation Table was appropriate and correct.

Grants of Plan-Based Awards for Fiscal 2009, page 26

13. We note your disclosure on pages 20 and 21 describing minimum and maximum achievement levels with respect to the fiscal 2009 performance measures for Messrs. Porcelain, McCollum, Wood and Kapelus.  However, the potential awards for achievement of such threshold and maximum levels are not reflected in your grants of plan-based awards table.  In future filings please revise this table to disclose amounts payable if the threshold, target and maximum performance goals are achieved.

Response

We note that we currently disclose the threshold payout level as “N/A” because the theoretical threshold for payout is equal to $0.01.  This is because our targeted annual non-equity incentive is focused on the rate of pre-tax profit and an amount may be payable so long as the Company generates approximately $1.00 of pre-tax profit and the ECC does not utilize its negative discretion. Thus, in future filings, rather than use N/A, we will show that this amount is equal to $1.00 and we will revise our Grants of Plan-Based Awards Table to disclose this amount.

As noted in our response to the Staff’s Comment in Item No. 11 above, in future filings, we will revise the table to include the targeted dollar amount of non-equity incentive that was considered by our ECC at the time of establishment of the original target goal.  This amount will reflect the reduction that would result upon the exercise by the ECC of its negative discretion, down to the target level, for any separate performance goals that are pre-specified as a basis for the ECC’s exercise of negative discretion and which have a designated target level of payout.

As noted in our response to the Staff’s Comments Nos. 9 and 11, in future filings, we will indicate the maximum amount of non-equity incentive plan compensation payable in any given year in the Grants of Plan-Based Awards Table. These amounts will reflect the maximum amounts payable under the more restrictive of the limitations contained in the 2000 Stock Incentive Plan or those in our recently adopted percentage-of-salary guidelines.

14. We note your statement in footnote one to this table that the target levels shown in the table represent the amounts that would have been payable for fiscal 2009 assuming the applicable pre-tax profits were the same as achieved in fiscal 2008.  We note that the fiscal 2009 pre-tax profit measures were available when you filed the proxy statement, therefore the 2009 data should have been reflected in this table.  In future filings you may change the headings to indicate that such disclosure reflects the “[E]stimated possible payouts under non-equity incentive plan awards.”  See Question 120.02 of our Compliance and Disclosure Interpretation on Regulation S-K, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

We believe our disclosure fully complies with Instruction 2 to 402(d), which states in pertinent part:

In columns (d) and (g), registrants must provide a representative amount based on the previous fiscal year’s performance if the target amount is not determinable.

As noted in our response to Staff’s Comment No. 11 above, because our annual incentive is tied to the rate of pre-tax profit, the resulting payout amount can fluctuate between $1.00 and the annual limitation (for fiscal 2010, the lesser of the applicable limit under the 2000 Stock Incentive Plan and our recently adopted percentage-of-salary guidelines; see the Company’s response to the Staff’s Comment No. 9 above). Thus, we believe that the actual target amount, for purposes of completing the Grants of Plan-Based Awards for Fiscal 2009 table, is not determinable.

We note your request for us to use “hind-sight” and disclose the targeted amount of fiscal 2009 awards using actual fiscal 2009 results.  From a technical perspective, we know of no SEC rule or staff interpretation that would require disclosure of a target non-equity incentive payout based on actual performance levels achieved in the performance year. We believe that such an interpretation would be at odds with the literal instructions.  We note that Interpretation 120.2 merely permits a substitution of the word “possible” for the word “future” in the heading, so that readers would not be misled into believing that the performance periods were extending in the future from the date of the proxy statement.

However, if the Staff does not object, in future filings, we will indicate the targeted dollar amount (in addition to the rate of pre-tax profit) for each of our NEOs that were considered by our ECC at the time of establishment of the original target goals (see page 18 in our fiscal 2009 proxy) based on our operating plan and, where applicable, assuming target performance for those other performance goals that the ECC has pre-specified as a basis for exercise of its negative discretion (for those that have target performance levels specified).

The Company understands and acknowledges in response to your comments:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or comments on the enclosed, please contact the undersigned.

Sincerely,

/s/ Michael D. Porcelain
Michael D. Porcelain
Senior Vice President, Chief Financial Officer

Cc:	Robert Cantone, Partner, Proskauer Rose LLP
Richard Catalano, Partner, KPMG LLP